October 19, 2007

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Attention:	Anne Nguyen Parker

  Branch Chief

Re:	Chief Consolidated Mining Company

Amendment to Schedule 14A

Filed January 26, 2007

File No. 1-01761

Form 10-KSB/A-1 for the period ended December 31, 2005

Filed September 5, 2007

File No. 1-01761

Form 10-QSB/A-1 for the period ended September 30, 2006

Filed September 10, 2007

File No. 1-01761

Dear Ms. Parker:

On behalf of Chief Consolidated Mining Company (the “Company”), in connection with the Company’s Amended Proxy Statement filed on Schedule 14A on September 5, 2007 (the “Proxy Statement”), the Company’s Form 10-KSB/A-1 for the period ended December 31, 2005, filed on September 5, 2007 (the “Form 10-KSB/A-1”), and the Company’s Form 10-QSB/A-1 for the period ended September 30, 2006, filed on September 10, 2007 (the “Form 10-QSB/A-1”), we are hereby responding to comments provided by the staff of the Securities and Exchange Commission contained in your letter dated September 27, 2007. Page references contained in the responses are to the amended documents filed via EDGAR which are being filed simultaneously via EDGAR with this response letter. For convenience of reference, each of your comments is reproduced below, prior to the related Company response.

In addition to addressing the comments raised by the staff in the comment letter, the Schedule 14A and the Form 10-KSB/A-1 have been revised to update and supplement other disclosures presented therein.

Schedule 14A

General

1.	Please discuss the anti-takeover effect, if any, of proposals 2(a) through 2(g) and of proposal 3.

None of proposals 2(a), 2(b), 2(e), 2(f), 2(g) have any anti-takeover effect. In response to your comment, with respect to proposal 2(c), the disclosure has been revised to note that the authorization of additional capital may have an anti-takeover effect, in that it may have the effect of discouraging unsolicited takeover bids, although that is not the intent of the Board of Directors. With respect to proposal 2(d), the disclosure has been revised to note that the authorization of the addition of blank check provisions to the Company’s class of preferred stock may have an anti-takeover effect, in that it allows the Board of Directors to institute a poison pill, although that is not the intent of the Board of Directors. With respect to proposal 3, the disclosure has been revised to note that, following the conversion of the convertible debentures, Dimeling, Schreiber & Park Reorganization Fund II, L.P. will hold a majority of the Company’s voting power and will therefore have the power to veto any takeover transaction.

2.

We note your disclosure on page 19 indicating you are providing along with the proxy statement a copy of your form 10-KSB covering the year ended December 31, 2006, even though you have not yet filed this report. Please comply with your filing obligations.

The Company is currently endeavoring to file all necessary Form 10-KSBs and Form 10-QSBs through the period ending December 31, 2006, and all interim periods.

Voting Rights, Shares Outstanding and Votes Per Share

3.	Please disclose the number of shares of common stock and convertible common stock held by Dimeling, Schreiber & Park Reorganization Fund II, L.P.

In response to your comment, the disclosure has been revised to note that as of the close of business on December 31, 2006, Dimeling, Schreiber & Park Reorganization Fund II, L.P. held 5,904,522 shares of convertible common stock, which includes 1,844,522 shares of convertible common stock issuable as cumulative dividends in arrears. Please see page 3 of the Proxy Statement for the revised disclosure.

Notice of Special Meeting of Stockholders

4.	Please revise item 2 to separately identify the matters to be acted upon.

In response to your comment, the disclosure has been revised to separately identify each matter to be acted upon.

Executive Compensation, page 7

Outstanding Equity Awards at Fiscal-Year end Table, page 7

5.	Please disclose when Messrs. Richard R. Schreiber and Steven G. Park were awarded the options underlying the securities identified in the table.

In response to your comment, the disclosure has been revised to note that Richard R. Schreiber and Steven G. Park were awarded the options on December 12, 2001. Please see page 7 of the Proxy Statement for the revised disclosure.

6.	Please disclose in a footnote the vesting dates of the options.

In response to your comment, the disclosure has been revised to note that the options are fully vested. Please see page 7 of the Proxy Statement for the revised disclosure.

Legal Proceedings, page 9

7.

We note disclosure in the Form 10-KSB for the period ended December 31, 2005, on page F-18 indicating that your former Chief Executive Officer filed a suit against the company in April 2007. If material, please briefly discuss the nature of the lawsuit and any developments since the filing of the lawsuit.

In response to your comment, the disclosure has been revised to note that the lawsuit, entitled Leonard Weitz v. Chief Consolidated Mining Company, Case No. 070101754, was filed in the Fourth Judicial District Court, Utah County, State of Utah, on April 23, 2007. An amended complaint was filed on June 23, 2007. The complaint is seeking money damages in the amount of $726,000 for alleged breach of contract arising out of Mr. Weitz’s employment agreement with the Company. Please see page 10 of the Proxy Statement for the revised disclosure.

Proposal 2(a), page 14

8.

We note your response to prior comment 18. Notwithstanding that you will not need the additional 50 million shares to effect the conversion of the note, please disclose any current plans to issue common stock, including upon conversion of the convertible debentures.

The Company has no current plans to issue common stock.

Proposal 2(b), page 14

9.

We note your response to prior comment 17. In your discussion of the proposal to reduce the par value of the common stock, disclose that approval of this specific proposal is needed prior to conversion of the convertible debentures. Disclose whether you have issued and outstanding, or have any plans to issue, any other securities that are not currently issuable or convertible because the current par value is $0.50.

In response to your comment, the disclosure has been revised to note that approval of the proposal to reduce the par value of the common stock must occur prior to the conversion of the convertible debentures. Please see page 15 of the Proxy Statement for the revised disclosure. The Company has no issued and outstanding, and no plans to issue, any other securities.

Proposal 3, page 16

10.

You state that if the amendments to the Articles of Incorporation are not approved, the debentures will become immediately due and payable. Disclose the aggregate amount due and payable, including any accrued interest to date.

In response to your comment, the disclosure has been revised to note that, in the event the debentures become immediately due and payable, the aggregate amount due and payable is $2,908,219.18, of which $2,500,000.00 is the amount of the debenture, and $408,219.18 is the accrued interest as of December 31, 2007. Please see page 17 of the Proxy Statement for the revised disclosure.

Documents Included with this Proxy Amendment, page 19

11.

In your response to prior comment 7, you indicated that you intended to comply with Item 13(a) of Schedule 14A by including a copy of your annual report on Form 10-KSB. If you intend to incorporate by reference the information therein, please note that Item 13(b)(2) allows for incorporation of information contained in an annual report or a previously-filed statement or report. If you intend to incorporate by reference your annual report, Note D.4. to Schedule 14A requires that such report be filed in electronic format with the proxy statement. Please revise accordingly.

In response to your comment, the following information has been added to the disclosure:

The SEC allows filers to “incorporate by reference” information into their Proxy Statements, which means that filers can disclose important information to recipients of Proxy Statements by referring them to another document or report filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Proxy Statement, except to the extent any information is superseded by this Proxy Statement. Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, filed with the SEC on [___________], which has been filed by the Company with the SEC and contains important information about the Company and its finances, is incorporated into this Proxy Statement. The Company undertakes to deliver promptly, without charge, upon the written or oral request of any stockholder, a copy of our annual report on Form 10-KSB for the year ended December 31, 2006, including the financial statements and schedules filed therewith.

Please see page 19 of the Proxy Statement for the revised disclosure.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

12.

Please include an explanatory paragraph at the forepart of your amended filing to briefly explain the reasons you are filing the amendment, with reference to the specific locations within the filing where further details are presented.

In response to your comment, the disclosure has been revised to include the following Explanatory Note:

The purpose of this Amendment to the Annual Report on Form 10-KSB of Chief Consolidated Mining Company (the “Company”) for the year ended December 31, 2005 (the “Original Form 10-KSB”) is to (i) provide additional information concerning the EPA consent decree; (ii) update the Company’s financial statements; and (iii) provide geological information regarding our properties.

This Amendment amends and restates in its entirety the Original Form 10-KSB. This Amendment continues to reflect circumstances as of the date and time of the filing of the Original Form 10-KSB and does not reflect events occurring after the filing of the Original Form 10-KSB or modify or update any other disclosures in any way.

Please see page 1 of the Form 10-KSB/A for the revised disclosure.

13.

We have read your response to prior comment 25 in which you indicate that you are endeavoring to file all annual and interim periodic reports covering the periods 2002 through June 30, 2006 to satisfy your reporting requirements under Section 13(a) of the Exchange Act. Since you are also delinquent in filing periodic reports covering subsequent periods, please also file these reports as soon as possible.

The Company is currently endeavoring to file all necessary Form 10-KSBs and Form 10-QSBs for the period ending December 31, 2006, and subsequent interim periods.

Note 9 – Asset Retirement Obligations

Environmental Protection Agency Settlement, page F-14

14.

We have read your response to prior comment 27 in which you indicate that you have amended your filings to record the EPA settlement obligation at its undiscounted face value in accordance with SFAS 5 and SOP 96-1. However, your disclosure with respect to the EPA settlement remains in your footnote under the heading “Asset Retirement Obligations.” Please amend your filing to move this disclosure to another more appropriate footnote, such as Commitments and Contingencies.

In response to your comment, the disclosure has been revised to move this language to the footnote under the heading “Other Commitments and Contingencies.” Please see page F-16 of the Form 10-KSB/A for the revised disclosure.

Engineering Comments

15.

We have read your response to comment 38, from our letter dated February 26, 2007, regarding your status as an exploration stage enterprise. Although you indicate that you have reserves and that your programs are not exploratory in nature, we understand that you have not yet completed a feasibility study that would satisfy all of the reserve criteria. Absent a reserve declaration, the appropriate characterization of your company would be exploration stage, as defined in paragraph 4 of Industry Guide 7.

In this guidance, you will see that exploration stage companies are those which are engaged in the search for and evaluations of mineral deposits, and are not developing or producing established reserves. Therefore, until you have established proven or probable reserves, you should disclose within your filing that you are en exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Please also note that Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally precludes disclosing estimates other than proven or probable reserves. We believe that prior to declaring reserves, you would need to have supporting documentation commonly associated with a “final” or “bankable” feasibility study. This would generally include utilizing the historic three-year average price of the commodity to be mined for your economic analysis; and obtaining the necessary permits and authorizations from all governing authorities. Please revise your filing accordingly.

In response to your comment, the disclosure has been revised to disclose that the Company is an exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of our properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Please see page 5 of the Form 10-KSB/A for the revised disclosure.

We thank you for your timely review of the original filings and would appreciate your prompt review the revised documents and this response letter. Please direct any questions concerning the revisions to the Proxy Statement and the Form 10-KSB/A-1 or this response letter to the undersigned at 202.220.1454.

Very truly yours,
/s/ Robert B. Murphy
Robert B. Murphy